SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            THE GOLDFIELD CORPORATION
             (Exact name of registrant as specified in its charter)


                 Delaware                                88-0031580
(State of incorporation or organization)              (I.R.S. Employer
                                                     Identification No.)


  100 Rialto Place, Suite 500, Melbourne, Florida           32901
     (Address of principal executive offices)            (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Preferred Stock Purchase Rights                     American Stock Exchange
 (Title of each class to be so                   (Name of each exchange on which
         registered)                             each class is to be registered)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
1-7525 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)


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Item 1.  Description of Securities to be Registered

     On September 17, 2002, the Board of Directors of The Goldfield Corporation, a Delaware corporation (the "Company"), declared a dividend distribution of one Right for each outstanding share of common stock, $0.10 par value, of the Company (the "Common Stock"), to stockholders of record at the close of business on September 18, 2002 (the "Record Date"). Each Right entitles the record holder to purchase from the Company one one-thousandth of a share ("Preferred Stock Fraction") of the Company's Series B Participating Preferred Stock, $1 par value (the "Preferred Stock") at a price of $2.20 (the "Purchase Price"), subject to adjustment in certain circumstances. Except as otherwise provided in the Rights Agreement, the Purchase Price may be paid, at the election of the registered holder, in cash or by certified bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 18, 2002 (as it may be amended, modified or supplemented from time to time, the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent.

     Initially, the Rights will be attached to the certificates representing outstanding shares of Common Stock, and no Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of:

     o the close of business on the tenth day after the date of a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or

     o the close of business on the tenth Business Day (or such later date as may be determined by the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) after the commencement of a tender offer or exchange offer if, upon consummation thereof, the person or group making such offer would be the beneficial owner of 20% or more of the outstanding shares of Common Stock.

     Until the Distribution Date:

     o the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,

     o new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and

     o the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date


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and, thereafter, such separate Rights Certificates alone will evidence the
Rights. Except in certain limited circumstances, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 18, 2012 unless earlier redeemed by the Company as described below.

     Except in the circumstances described below, after the Distribution Date each Right will be exercisable into a Preferred Stock Fraction. Each Preferred Stock Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock. The voting and dividend rights of the Preferred Stock are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company. In lieu of issuing certificates for fractions of shares of Preferred Stock (other than fractions which are integral multiples of Preferred Stock Fractions), the Company may pay cash in accordance with the Rights Agreement.

     In the event that, at any time following the Distribution Date, a Person becomes an Acquiring Person (other than pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the majority of the independent Directors determine to be fair to, and otherwise in the best interests of, stockholders), the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two
(2) times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may provide that each Right be exchanged for one share of Common Stock (or cash, property or other securities, as the case may be). The only right of a holder of Rights following the Company's election to provide for such exchange shall be to receive the above described securities. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person shall immediately become null and void.

     For example, at an exercise price of $2.20 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $4.40 worth of Common Stock (or other consideration, as noted above) for $2.20. Assuming that the Common Stock had a per share value of $0.44 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $2.20. Alternatively, the Company could permit the holder to surrender each Right in exchange for one share of Common Stock (with a value of $0.44) without the payment of any consideration other than the surrender of the Right.

     In the event that, at any time following the Stock Acquisition Date:

     o the Company engages in a merger or consolidation in which the Company is not the surviving corporation


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     o    the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Stock is changed or exchanged, or

     o 50% or more of the Company's assets or earning power is sold or transferred (except with respect to the first two bullet points above, a merger or consolidation which follows an offer described in the second preceding paragraph and in which the amount and form of consideration is the same as was paid in such offer), the Rights Agreement provides that proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events".

     The Purchase Price payable, and the number of Preferred Stock Fractions or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

     o in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock,

     o upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or under the following circumstances: upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock (other than fractions which are integral multiples of Preferred Stock Fractions) will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time prior to the earlier of the date on which a Section 11(a)(ii) Event (as defined in the Rights Agreement) occurs and September 18, 2012, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, payable in cash or securities or both (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. However, in the event the Company receives a Qualifying Offer (as defined below), the rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called by the Board for the purpose of voting on a resolution accepting the Qualifying Offer and authorizing the redemption of the Rights pursuant to the provisions of the Rights Agreement.

The special meeting must be held not less than 90 and more than 120 days after the date the Qualifying Offer is received. Such an action by shareholders requires the affirmative vote of a majority of all shares of Common Stock and any other stock entitled to vote in the election of directors and management affairs of the Company, and is effective immediately prior to the consummation of any Qualifying Offer consummated within 60 days after the special meeting. A "Qualifying Offer" is a written proposal that is delivered to the Company by any person and meets the following conditions:

     o the Qualifying Offer is for all of the outstanding shares of Common Stock not already beneficially owned by such Person,

     o the same per share price and consideration is offered for all shares, is no less than the then current market price for shares of Common Stock, is at least 80 percent cash, and is to be paid upon consummation of the Qualifying Offer,

     o the Qualifying Offer is accompanied by a written opinion of a nationally recognized investment banking firm, stating that the price to be paid to holders pursuant to the Qualifying Offer is fair and including any written presentation of such firm showing the range of values underlying such conclusion,

     o the Qualifying Offer is accompanied by written financing commitments and/or has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the Qualifying Offer,

     o the Qualifying Offer requests that the Company call a special meeting of shareholders to accept the Qualifying Offer and contains a written agreement of the person making the Qualifying Offer to pay at least 50% of the Company's costs of the special meeting,

     o the Qualifying Offer by its terms remains open for at least 20 Business Days plus 10 Business Days after any change in price, and

     o on or before the date the Qualifying Offer is commenced, such Person makes an irrevocable written commitment to the Company to acquire, within 30 Business Days upon completion of the Qualifying Offer, all shares of Common Stock then not beneficially owned by such Person at the same price, and for the same consideration, per share as paid in the Qualifying Offer.

     In the determination of the fairness of any offer, the Board retains the authority to reject, advise the shareholders to reject, or take other action in response to any offer necessary to the exercise of its fiduciary duties.

     Immediately upon action of the Board of Directors of the Company ordering the redemption of the Rights or upon the effectiveness of a redemption of the Rights pursuant to shareholder adoption of a resolution accepting a Qualifying Offer and authorizing the redemption of the Rights, the only existing right of a holder shall be to receive the redemption price for the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Any of the provisions of the Rights Agreement, other than certain provisions relating to the principal economic terms of the Rights, may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions, other than certain provisions relating to the principal economic terms of the Rights, of the Rights Agreement may be amended by the Board in order: to cure any ambiguity, defect or inconsistency; to shorten or lengthen any time period under the Rights Agreement; or in any other respect that will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     At least every three years, an Independent Directors Committee of the Board, consisting of all Board members who are not employees (or spouses of employees) of the Company, substantially dependent on the Company (or any of its Affiliates) for their livelihood, an Acquiring Person or representative, nominee, Associate or Affiliate of an Acquiring Person, will review and evaluate the Rights Agreement in order to consider whether maintenance of the Rights Agreement continues to be in the interests of the Company, its shareholders and any other relevant constituencies. Following each such review, the Independent Directors Committee will communicate its conclusions to the full Board, including any recommendation as to whether the Rights Agreement should be modified or the Rights should be redeemed.

     A copy of the Rights Agreement will be filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement of the Company on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon written request therefor. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits.

     4.1 Rights Agreement, dated as of September 18, 2002, between The Goldfield Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of The Goldfield Corporation setting forth the terms of the Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Rights certificates will not be mailed until after the earlier of (i) the tenth day after the Stock Acquisition Date or (ii) the tenth business day after the date of the commencement of a tender or exchange offer by any person or group, if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding Common Stock.


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                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           THE GOLDFIELD CORPORATION


Date:  September 18, 2002                  By      /s/ John H. Sottile
                                                   -------------------
                                           Name:   John H. Sottile
                                           Title:  Chairman, President and Chief
                                                   Executive Officer


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                                INDEX TO EXHIBITS

Number   Description

4.1 Rights Agreement, dated as of September 18, 2002, between The Goldfield Corporation and American Stock Transfer & Trust Company, as Rights Agent.